UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                               Name of Issuer: BCP

                   Title of Class of Securities: Common Stock

                             CUSIP Number: 057665200

    Date of Event Which Requires Filing of this Statement: February 13, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All share information contained in this filing, as it pertains to this issuer, is as of December 31, 2004.

CUSIP No.:  057665200                                               Page 2 of 5

1. Name of Reporting Entity: Segall Bryant & Hamill EIN:
                  41-1788385

2. Check the Appropriate Box if a Member of a Group:
                  a. ____
                  b. ____

3. SEC Use Only

4. Citizenship or Place of Organization:
                  Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 449,546

   6. Shared Voting Power:  ________________

   7. Sole Dispositive Power:  ________________

   8. Shared Dispositive Power:  ______________

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
                  449,546

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                  N/A

11. Percent of Class Represented by Amount in Row (9): 6%

12. Type of Reporting Person:
                  IA



NOTE:  See Instructions for completing this page.

CUSIP No.: 057665200                                                Page 3 of 5

Item 1.

(a) Name of Issuer: Balchem Corp.

(b) Address of Issuer's Principal Executive Offices:
                  52 Sunrise Park Road
                  P.O. Box 600 New Hampton, NY 10958

Item 2.

(a) Name of Person Filing:  Segall Bryant & Hamill

(b) Address of Principal Business Office or, if none, Residence:

                  10 South Wacker Drive, Suite 3500
                  Chicago, IL  60606-7407

(c) Citizenship: MN

(d) Title of Class of Securities: Common

(e) CUSIP Number.: 057665200

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
 (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ X ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No.: 057665200                                                Page 4 of 5

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 449,546

(b) Percent of Class: 6%

(c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote: 449,546 (ii) Shared power to vote or to direct the vote: ________________.
    (iii) Sole power to dispose or to direct the disposition of:
    ________________. (iv) Shared power to dispose or to direct the disposition of: ________________.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Segall Bryant & Hamill is a registered investment adviser and holds these securities on behalf of clients. These shares were acquired in the ordinary course of business, not with the purpose of changing or influencing control of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control Person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

CUSIP No.: 057665200                                                Page 5 of 5

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification.

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature:  ____/s/ Ralph M. Segall_______________  Dated:  February 11, 2005

Typed Name and Title:  Ralph M. Segall, Managing Director